OPTION AGREEMENT

made between

AMARC RESOURCES LTD.

and

W.A.M. CLAIM SERVICE INC.

April ●, 2008

DOCS-#93888-v5-
HD_AMARC_OptionAgreementPondApr30_08draft.DOC

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TABLE OF CONTENTS

OPTION AGREEMENT

THIS AGREEMENT made as of the ___ day of April, 2008

BETWEEN:

AMARC RESOURCES LTD., a corporation existing under the laws of the Province of British Columbia

(the "**Option Earner**")

-and-

W.A.M. CLAIM SERVICE INC., a corporation existing under the laws of the Province of British Columbia

(the "**Option Grantor**")

WHEREAS the Option Grantor owns a 100% interest in the Assets;

AND WHEREAS the Option Earner wishes the option to acquire a 100% interest in the Assets from the Option Grantor on the terms set out in this Agreement;

AND WHEREAS the Option Grantor has agreed to grant the Option;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows:

ARTICLE 1- INTERPRETATION

1.01 Definitions

For the purposes of this Agreement the following words and phrases will have the following meanings:

(1) "**Agreement**" means this agreement, including its recitals and schedules, as amended from time to time;

(2) "**Affiliate**" means, in respect of a party hereto, a corporation with which that party is affiliated within the meaning of the *Business Corporations Act* (British Columbia) and includes a partnership over which a party exercises control;

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(3) **"Applicable Laws"** means the legislation and regulations thereunder of the Province of British Columbia governing the acquisition, disposition and development of Mineral Rights;

(4) **"Assessment Work"** means such work as is required to be carried out on the Mineral Rights in order to keep the Mineral Rights in good standing in accordance with the *Mineral Tenure Act* (British Columbia) and the regulations thereunder;

(5) **"Assets"** means the Property, the Existing Data and the Products;

(6) **"Business Day"** means a day, other than a Saturday or a Sunday or statutory holiday in British Columbia;

(7) **"Expenditures"** means all direct and indirect costs and expenses incurred by the Option Earner in respect of prospecting and exploring the Property plus an allowance of 10% of such costs and expenses for a general overhead allowance;

(8) **"Existing Data"** means maps, drill logs and other drilling data, core tests, pulps, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records, and other material information related to the Property prior to the Effective Date;

(9) **"Governmental Authorities"** means any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances;

(10) **"Letter Agreement"** means the letter agreement from the Option Earner to, *inter alia*, the Option Grantor, dated September 27, 2007 regarding the Options;

(11) **"Mineral Rights"** means exploration permits, mining claims, mineral concessions, leases, surface rights, water rights and other rights relating to minerals or to access minerals and other forms of mineral title under the laws of the Province of British Columbia, whether contractual, statutory or otherwise;

(12) **"Net Smelter Royalty"** means a 2% royalty that will be calculated for each financial year of the Option Earner after the right to receive the royalty has arisen and means the aggregate of the revenues received during such year from, or in connection with, carrying on the business relating to the mining, milling and/or other treatment of any ores or concentrates and/or marketing or other disposition of any product or other materials resulting from operations upon or relating to the Property less:

(a) all smelting and refining costs, sampling, assaying and treatment charges and penalties including but not limited to metal losses, penalties for impurities and charges for refining, selling and handling by the smelter, refinery or other purchaser (including price participating charges by smelters and by refiners),

(b) costs of handling, transporting, securing and insuring such material from the Mineral Rights or from a concentrator, whether situated on or off the Mineral

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Rights, to a smelter, refinery or other place of treatment, and in the case of gold or silver concentrates, security costs,

(c) ad valorem taxes and taxes based upon sales or production, but not income taxes, and

(d) marketing costs, including sales commissions, incurred in selling ore, concentrate and metal produced from the Mineral Rights.

For the purposes of determining Net Smelter Returns, all receipts and disbursements in a currency other than Canadian will be converted into Canadian currency on the day of receipt or disbursement, as the case may be.

(13) "**Option**" means the option granted to the Option Earner pursuant to Section 3.01 to acquire directly or indirectly an undivided 100% interest in the Assets;

(14) "**Option Period**" means the period commencing the date hereof and ending on the date of termination of this Agreement under Article 10;

(15) "**Products**" means all ores, minerals and mineral resources produced from the Property;

(16) "**Property**" means the Mineral Rights held by the Option Granter as at the date hereof, relating to a property located near Trembleur Lake in Omineca Mining Division, British Columbia, as described in Schedule A hereto as they may be augmented or reduced over the term of the Option, in accordance with this Agreement (such augmented Mineral Rights and related Existing Data and Products the "Additional Assets"); and

(17) "**TSX Venture**" means the TSX Venture Exchange.

1.02 <u>Headings</u>

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.03 <u>Extended Meanings</u>

In this Agreement words importing the singular number only include the plural and *vice versa*, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities. The term "including" means "including without limiting the generality of the

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foregoing" and the term "third party" means any person other than the Option Grantor and the Option Earner.

1.04 Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.05 Accounting Principles

Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.06 Currency

All references to currency herein are to lawful money of Canada.

1.07 Schedules

The following schedule is incorporated into this Agreement by reference:

Schedules	Description
Schedule A	Description of the Property

For purposes of this Agreement, information disclosed in any Schedule will be deemed to be disclosed for all purposes including disclosure in any other Schedule.

1.08 Governing Law

This Agreement will be construed and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein and, except where matters are expressed herein to be subject to arbitration, the courts of such province will have exclusive jurisdiction to hear and determine all disputes arising hereunder.

1.09 Severability

If any provision of this Agreement is or becomes illegal, invalid or unenforceable, in whole or in part, the remaining provisions will nevertheless be and remain valid and subsisting and the said remaining provisions will be construed as if this Agreement had been executed without the illegal, invalid or unenforceable portion.

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1.10 Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of the Option Grantor, the Option Grantor confirms that it has made due and diligent inquiry of such persons (including appropriate officers of the Option Grantor) as it considers necessary as to the matters that are the subject of the representations and warranties.

1.11 Conditions Precedent

(1) The obligations of the parties under this Agreement are subject to and do not become binding until the following conditions have been satisfied or, as provided below, waived:

(a) the TSX Venture notifies the Option Earner that it has approved unconditionally, or upon conditions acceptable to the Option Earner, this Agreement; and

(b) the approval by the board of directors of the Option Earner of the entering into of this Agreement.

(2) The parties will use their reasonable commercial efforts to satisfy the conditions precedent and, in particular, the Option Earner will, promptly after signing this Agreement, submit it to the TSX Venture for filing. The date upon which the TSX Venture notifies the Option Earner that it has approved unconditionally, or upon conditions acceptable to the Option Earner, this Agreement, will be the effective date of this Agreement (the "**Effective Date**"). Subject to the first sentence of this Section 1.11(2), either party has the right to terminate this Agreement without any further obligation or liability if the TSX Venture has not accepted this Agreement for filing on or before a date that is 90 days from the date of execution of this Agreement.

ARTICLE 2- REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGEMENTS

2.01 Mutual Representations and Warranties

Each party represents and warrants to the other party hereto that:

(a) it is a body corporate duly incorporated or continued, organized and validly subsisting under the laws of its incorporating or continued jurisdiction;

(b) it has full power and authority to carry on its business and to enter into this Agreement;

(c) neither the execution and delivery of this Agreement nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by any agreement to which it is a party;

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(d) the execution and delivery of this Agreement does not violate or result in the breach of the laws of any jurisdiction applicable to a party or pertaining thereto or of its constating documents;

(e) all corporate authorizations have been obtained for the execution of this Agreement and for the performance of its obligations hereunder; and

(f) this Agreement constitutes a legal, valid and binding obligation of the party enforceable against it in accordance with its terms.

2.02 The Option Grantor's Additional Representations and Warranties

The Option Grantor represents and warrants to the Option Earner that:

(a) the Property is fully and accurately described in Schedule A, including all liens, charges and encumbrances;

(b) the Mineral Rights comprising the Property are in good standing as at the date of this Agreement under Applicable Laws;

(c) the Mineral Rights comprising the Property are free and clear of all liens, charges and encumbrances; and

(d) the Mineral Rights comprising the Property have been properly and legally acquired;

(e) it is the sole legal and beneficial holder of the Mineral Rights comprising the Property;

(f) there is no adverse claim or challenge against or to ownership of or title to any of the Mineral Rights comprising the Property (including, without limitation, any native title claim), nor is there any basis therefore or interest therein, and there are no outstanding agreements or options to acquire or purchase the Property or any portion thereof, and no person has any royalty or other interest whatsoever in production from any of the Mineral Rights comprising the Property;

(g) it has received no notice and has no knowledge of any proposal to terminate or vary the terms of any rights comprised in the Property, from any government or other regulatory authority;

(h) no proceedings are pending for and it is not aware of any basis for the institution of any proceedings leading to the dissolution or winding-up of the Option Grantor or the placing of it in bankruptcy or subject to any other laws governing the affairs of insolvent persons;

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(i) There are no actions, suits or proceedings:

  (i) pending or threatened against or adversely affecting, or which could adversely affect, the Option Grantor, the Assets or any related assets, or

  (ii) under any Applicable Laws;

(j) there are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures with respect to the Property and the conduct of operations related thereto, nor has the Option Grantor received any notice thereof, and there have been no activities on or in relation to the Property that are, or were, in violation of any environmental law, regulations or regulatory prohibition or order, and conditions on and relating to the Property are in compliance with such laws, regulations, prohibitions and orders;

(k) all material information in respect of the Mineral Rights comprising the Property, and in respect of the other Assets was provided by the Option Grantor to the Option Earner; and

(l) all information provided by the Option Grantor to the Option Earner in respect of the Mineral Rights comprising the Property and in respect of the other Assets was true and correct in all material respects at the time of provision and no relevant information or knowledge has been withheld by the Option Grantor.

2.03 Indemnification Regarding Representations and Warranties

Each party will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by them and contained in this Agreement. A party may waive any of such representations, warranties, covenants, agreements or conditions in whole or in part at any time without prejudice to its right in respect of any other breach of the same or any other representation, warranty, covenant, agreement or condition.

ARTICLE 3 - OPTION

3.01 Option

(1) The Option Grantor hereby grants to the Option Earner the sole and exclusive right and option (the "**Option**"), in accordance with the other provisions of this Article 3, to acquire, in accordance with Section 3.02, a 100% undivided beneficial interest in the Assets, free and clear of all charges, encumbrances and claims, save and except as provided for herein.

(2) Notwithstanding Section 3.01(1), the Option Grantor shall retain the rights to the Net Smelter Royalty.

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3.02 Payments and Expenditures

In order to exercise the Option, the Option Earner must make the following payments to the Option Grantor and Expenditures and file the required report at the following times:

(a) $5,000 on signing the Letter Agreement, such payment having been previously made;

(b) $5,000 on the Effective Date;

(c) $35,000 and $50,000 worth of Expenditures on or before the first anniversary of the Effective Date and file an Assessment Work report in the appropriate government registry, such that the Mineral Rights remain in good standing until December 31, 2011;

(d) $35,000 and $75,000 worth of Expenditures on or before the second anniversary of the Effective Date;

(e) $35,000 and $100,000 worth of Expenditures on or before the third anniversary of the Effective Date; and

(f) $100,000 on or before the fourth anniversary of the Effective Date.

Upon completion of the forgoing, the Option Earner may exercise the Option. Upon so doing, the Option Earner will be vested with a 100% undivided beneficial interest in the Assets (subject to the Net Smelter Royalty) (the "**Interest**").

3.03 Acceleration of Vesting

Notwithstanding Section 3.02, the Option Earner may at any time accelerate any of the payments or Expenditures set out in Section 3.02 so as to accelerate the vesting of the Interest and any over-payment or over-Expenditure by the Option Earner shall be carried forward to subsequent years. The Interest shall vest as soon as all payments and Expenditures required pursuant to Section 3.02 are complete.

ARTICLE 4 - OPTION PERIOD RIGHTS AND OBLIGATIONS

4.01 The Option Earner's Right of Entry

(1) Throughout the Option Period the Option Earner and its employees, agents and independent contractors will have the exclusive right in respect of the Property to:

(a) enter thereon;

(b) have exclusive and quiet possession thereof;

(c) carry out exploration, development and evaluation activities including, without limitation, the removal of ores, minerals and metals from the Property; and

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(d) bring upon and erect upon the Property such structures and other facilities as may be necessary or advisable to carry out exploration and development and evaluation activities.

(2) The Option Earner's rights pursuant to this Section 4.01 will at all times be subject to: (i) any restrictions that may be required by Applicable Laws or by relevant regulatory authorities in the Province of British Columbia; and (ii) to rights of entry and access reserved to the Option Grantor hereunder.

4.02 The Option Earner's Obligations

(1) The Option Earner is obligated during the Option Period:

(a) to maintain in good standing on an annual basis those Mineral Rights comprised in the Property that are in good standing on the date hereof by the doing and filing of the maximum Assessment Work credits on the Property pursuant to the Expenditure obligations in Article 1 or by making payments in lieu of the minimum assessment requirements, and filing of all necessary reports and by the doing of all other acts and things and making all other payments which may be necessary in that regard in compliance with Applicable Laws, and to refrain from any conduct or activity that might jeopardize title to or the status of the Property;

(b) to conduct all work on or with respect to the Property in a manner consistent with good exploration practices and in compliance with Applicable Laws and all other applicable laws, rules, orders and regulations including, without limitation, laws, rules, orders and regulations relating to environmental matters;

(c) to keep the Property free and clear of all liens, charges and encumbrances arising from its operations hereunder (except liens for taxes not yet due, other inchoate liens and liens contested in good faith by the Option Earner) and to proceed with all diligence to contest and discharge any such lien, charge or encumbrance that is filed or created;

(d) to permit the directors, officers, employees and designated consultants and agents of the Option Grantor, at their own risk, access to the Property at all reasonable times; provided that the Option Grantor will indemnify the Option Earner against and save it harmless from all costs, claims, liabilities and expenses that the Option Earner may incur or suffer as a result of any injury (including injury causing death) to any director, officer, employee, designated consultant or agent of the Option Grantor while on the Property;

(e) to deliver to the Option Grantor annual reports containing information on exploration activity and results during active field operations along with reasonable details of Expenditures made; and

(f) indemnify and save the Option Grantor harmless in respect of any and all costs, claims, liabilities and expenses directly arising out of the Option Earner's

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activities on the Property and maintain general commercial liability insurance of at least $1 million in connection with its activities.

(2) If the Option is terminated other than by its exercise the Option Earner shall deliver to the Option Grantor copies of all data developed by or in the possession of the Option Earner together with reasonable details of Expenditures made and leave the Property in as safe a condition as that which existed on the date of the Letter Agreement.

4.03 The Option Grantor's Obligations

The Option Grantor is obligated during the Option Period (and for such purposes reserves the right to enter and enjoy access to the Property at any reasonable time):

(a) to assist the Option Earner in fulfilling its obligation under Section 4.02 to keep the Property in good standing and to refrain from any conduct or activity that might jeopardize title to or the status of the Property;

(b) to refrain from agreeing to any amendment to or waiver in respect of the terms of:

(i) the Mineral Rights comprised in the Property; and

(ii) any other agreement related to the Property;

without the prior written consent of the Option Earner;

(c) to promptly deliver to the Option Earner any notices, demands, or other communications relating to the Property that the Option Grantor receives from any government or regulatory authority or any third party;

(d) immediately upon the Effective Date, deliver any documented Existing Data to the Option Earner; and

(e) to deliver any updates, corrections, deletions or additions to the Existing Data to the Option Earner immediately upon becoming aware of such updates, corrections, deletions or additions.

4.04 Registered Title

During the Option Period:

(a) the Option Earner will be (or at the earliest opportunity become) and remain the registered holder of the Mineral Rights comprised in the Property as they exist on the date hereof; and

(b) the Option Earner will be entitled to be the registered holder of the Mineral Rights comprised in any Additional Property;

provided that the Option Earner, as the registered holder of the Property, will hold legal title to such Mineral Rights during the Option Period in trust for the parties and subject to

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this Agreement, and will upon request execute a declaration of trust or other such document as the Option Grantor may reasonably require to confirm such arrangement.

4.05 Abandonment of Property

(1) During the Option Period the Option Earner may:

(a) where required under Applicable Laws and with the consent of the Option Grantor, release, surrender, abandon or otherwise relinquish any Mineral Rights comprised in the Property; or

(b) by 30 days' written notice (the "**Abandonment Notice**") to the Option Grantor, elect to abandon any part of the Mineral Rights comprised in the Property.

(2) If, in accordance with Section 4.05(1)(b), the Option Earner elects to abandon any part of the Mineral Rights comprised in the Property, the Abandonment Notice will include a summary of all information required in accordance with Section 4.02(2). The Option Grantor may, by written notice to the Option Earner given at any time within 30 days of receipt of the Abandonment Notice, elect to have any of or all of the Property in respect of which the Abandonment Notice has been given retained solely by the Option Grantor. Within 10 days of receipt of such notice from the Option Grantor, the Option Earner will deliver to the Option Grantor a conveyance, quitclaim, or other form of transfer of title to such part of the Property. If the Option Grantor does not give written notice requesting the retention of any part of the Property within the 30 day period, the Option Earner may then abandon such part of the Property without further notice and without liability to the Option Grantor. Upon any release, surrender, abandonment or relinquishment under Section 4.05(1)(a), or any retention by the Option Grantor or abandonment under 4.05(1)(b), the parts of the Property so released, surrendered, abandoned or relinquished will cease to form part of the Property.

ARTICLE 5 - OTHER ACTIVITIES AND INTERESTS

5.01 Other Activities and Interests

This Agreement and the rights and obligations of the parties hereunder are strictly limited to the Assets and no partnership, joint venture, agency relationship or fiduciary relationship between the parties is created, other than as set out in Section 4.04. Each party will have the free and unrestricted right to enter into, conduct and benefit from business ventures of any kind whatsoever, whether or not competitive with the activities undertaken pursuant hereto, without disclosing such activities to the other party or inviting or allowing the other to participate including, without limitation, involving Mineral Rights adjoining the Property, however, the parties do have an obligation to act towards the other in good faith with respect to this Agreement.

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ARTICLE 6 - TRANSFERS

6.01 Limitation on Transfers

(1) Except as expressly permitted under and in accordance with this Agreement, the Option Grantor will not transfer, convey, assign, mortgage, grant an option in respect of, grant a right to purchase or in any other manner dispose of or alienate any or all of its interest in the Assets or transfer or assign any of its rights under this Agreement (a "**Transfer**") without following the procedure set out in this Section 6.01.

(2) If at any time the Option Grantor receives a *bona fide* written offer which it is willing to accept (a "**Third Party Offer**") from a party with whom it is dealing at arm's length (a "**Third Party**") to undertake a Transfer of any of the Option Grantor's interest in this Agreement, including any part of the Net Smelter Royalty (the "**Ownership Interest**"), the Option Grantor, before accepting the Third Party Offer, will deliver a notice (a "**Vendor Notice**") to the Option Earner, which Vendor Notice shall set out:

(a) the price expressed in Canadian dollars;

(b) the name and address of the Third Party and, if the Third Party is a corporation, (1) the names and address of each of the directors, officers and shareholders of the Third Party, and either (2) the names and address of each of the individuals who ultimately directly or indirectly control or controls the Third Party (and of each of the directors, officers and shareholders of any intervening corporation in the chain of shareholders between the Third Party and such individuals, and of each of such intervening corporations) or (3) where the Third Party is a corporation whose shares are publicly traded and which files information publicly available through securities regulatory authorities in North America, a statement to that effect;

(c) the terms and conditions of the Transfer;

(d) evidence sufficient to establish that such Third Party has the power and capacity, including financial, to complete the Transfer contemplated by the Third Party Offer; and

(e) all other material terms of the Third Party Offer;

together with a copy of the signed Third Party Offer.

(2) If the Option Earner fails to deliver, within 30 days, to the Option Grantor a notice that the Option Earner is electing to purchase all, but not less than all, of the Ownership Interest, the Option Grantor may sell all, but not less than all, of Ownership Interest to any Third Party within three months after the expiry of the 30 day period set out herein. Any such sale must be at a price not less than the purchase price contained in the Third Party Offer and on other terms no more favourable to such Third Party than those contained in the Third Party Offer. If

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the Ownership Interest is not sold within such three month period on such terms, the rights of the Option Earner pursuant to this Section 6.01 will again take effect.

6.02 Permitted Sales or Transfers

Subject to Section 6.03, nothing in this Article 6 will prevent:

(a) a sale, transfer or assignment by the Option Earner of all of its interest in the Property and a transfer or assignment of all its rights under this Agreement to an Affiliate or a third party; provided that such Affiliate or third party first assumes and agrees to be bound by the terms of this Agreement;

(b) an amalgamation or corporate reorganization involving a party hereto which has the effect in law of the amalgamated or surviving corporation possessing all the property, rights and interests and being subject to all the debts, liabilities and obligations of each amalgamating or predecessor corporation;

(c) any transaction with another party hereto;

(d) the Option Earner to purchase, at any time, from the Option Grantor, the Net Smelter Royalty, for the amount of $2,000,000.00; or

(e) a sale, forfeiture, charge, withdrawal, transfer or other disposition or encumbrance which is otherwise specifically required or permitted under this Agreement.

6.03 Conditions of any Purchase

As a condition of any disposition pursuant to this Article 6, the purchaser must covenant and agree to be bound by this Agreement, including this Article 6, and, prior to the completion of any such disposition, the purchaser will deliver to the other party to this Agreement notice to that effect in a form satisfactory to such party. Notwithstanding any such disposition the disposing party will remain liable for all of its obligations hereunder.

ARTICLE 7 - FORCE MAJEURE

7.01 Suspension of timing of obligation

Notwithstanding anything herein contained to the contrary, if any party is prevented from or delayed in performing any obligation under this Agreement by any cause beyond its reasonable control, excluding only lack of finances, then, subject to Section 7.02, the time for the observance of the condition or performance of the obligation in question will be extended for a period equivalent to the total period the cause of the prevention or delay persists or remains in effect regardless of the length of such total period.

7.02 Notification and obligation to remove cause

Any party claiming suspension of its obligations pursuant to Section 7.01 will promptly notify the other party to that effect and will take and continue to take all reasonable

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steps to remove or remedy the cause of the prevention or delay insofar as it is reasonably able so to do and as soon as possible.

7.03 Labour disturbance or dispute

Notwithstanding Sections 7.01 and 7.02, the terms of settlement of any labour disturbance or dispute, strike or lock-out will be wholly in the discretion of the party claiming suspension of its obligations by reason thereof and that party will not be required to accede to the demands of its opponents in any such labour disturbance or dispute, strike or lock-out solely to remedy or remove the cause of the prevention or delay.

7.04 Exemption

The extension of time for the observance of conditions or performance of obligations as a result of force majeure will not relieve the Option Earner from its obligations under Section 4.02 or the Option Grantor of its obligations under Section 4.03.

ARTICLE 8 - CONFIDENTIAL INFORMATION

8.01 Confidential Information

(1) All information, data, reports, records, studies and test results relating to the Property and the activities of the parties thereon pursuant to this Agreement and the terms and conditions of this Agreement, all of which is referred to in this Article 8 as "confidential information", will be treated by the Option Grantor as confidential and must not be disclosed to any person not a party to this Agreement, except in the following circumstances:

(a) the Option Grantor may disclose confidential information to its auditors, legal counsel, consultants, institutional lenders, brokers, underwriters and investment bankers; provided that such non-party users are advised of the confidential nature of the confidential information, are required to maintain the confidentiality thereof and are strictly limited in their use of the confidential information to those purposes necessary for such non-party users to perform the services for which they were retained by the disclosing party;

(b) the Option Grantor may disclose confidential information that becomes part of the public domain other than through a breach of this Agreement or a breach of a separate obligation of confidentiality;

(c) the Option Grantor may disclose confidential information that is already in the possession of such party prior to receipt thereof from any other party or its development or acquisition under this Agreement;

(d) the Option Grantor may disclose confidential information that is lawfully received by such party from a third party not under an obligation of secrecy;

(e) the Option Grantor may disclose confidential information where that disclosure is necessary to comply with the disclosing party's disclosure obligations and

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requirements ("**Required Disclosure**") under any applicable securities law, rules or regulations or stock exchange listing agreements, policies or requirements or in relation to proposed credit arrangements ("**Disclosure Authorities**"); or

(f) upon mutual agreement of the parties.

(2) In the event that the Option Grantor intends to make Required Disclosure shall the Option Grantor (to the extent permitted by the Disclosure Authorities) provide the Option Earner with the full written text of the proposed Required Disclosure at least two Business Days before its first publication, unless such Required Disclosure must be made within a shorter period, in which case the Option Grantor shall provide the full written text of the proposed Required Disclosure to the Option Earner for as long a period as it practicable in advance of its first publication.

(3) The Option Grantor shall consider all reasonable amendments to the Required Disclosure as may be proposed by the Option Earner.

(4) the Option Grantor shall be solely and entirely responsible for the contents of the Required Disclosure and shall include in the Required Disclosure a statement as to that party's sole and entire responsibility.

(5) For the avoidance of doubt, nothing in this Article 8 shall prevent the Option Earner from complying with obligations under applicable securities legislation, rules or policies or the rules or policies of any stock exchange on which the Option Earner's securities may be listed.

8.02 Fraudulent or Negligent Disclosure

The Option Grantor will not be liable to the Option Earner for the fraudulent or negligent disclosure of information by any of its employees, servants or agents; provided that the Option Grantor has taken reasonable steps to ensure the preservation of the confidential nature of such information.

8.03 Information in Public Domain

Any confidential information that becomes part of the public domain by no act or omission in breach of Section 8.01 will cease to be confidential information for the purposes of Section 8.01.

8.04 News Releases

(1) Other than as permitted under Section 8.01(1)(e), the Option Grantor will obtain prior comments from the Option Earner before issuing any press release or public statement:

(a) using the Option Earner's name or the names of any of the Option Earner's assignees or of any of its officers, directors or employees or of its assignees; or

(b) which contains confidential information.

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(2) Where a request is made for such approval, a reply thereto will be made within two Business Days after receipt of such request, failing which the party requesting will be entitled to issue its press release or public statement in the limited circumstances specified in such request as if such consent had been given.

ARTICLE 9 - DISPUTE RESOLUTION

9.01 Arbitration

Either party may submit any matter to arbitration before a single arbitrator in accordance with the rules of the *Commercial Arbitration Act* of British Columbia (the "**CAABC**") using "final offer" procedures.

9.02 Conduct of Arbitration

(1) Except as specifically provided in this Article 9, an arbitration hereunder will be conducted in accordance with the rules of the CAABC (the "**Rules**"). The arbitrator will fix a time and place for the purpose of hearing the evidence and representations of the parties and he or she will preside over the arbitration and determine all questions of procedure not provided for under such Rules or this Article 9. After hearing any evidence and representations that the parties may submit, the arbitrator will make an award and reduce the same to writing and deliver one copy thereof to each of the parties. The decision of the arbitrator will be made within 30 days after his or her appointment, subject to any reasonable delay due to unforeseen circumstances. The decision of the arbitrator may be entered into any court.

(2) The expense of the arbitration, including travel costs and attorney's fees and costs of the prevailing party, will be paid as specified in the award. The award of the single arbitrator will be final and binding upon each of the parties.

ARTICLE 10 - TERMINATION

10.01 Termination by Notice

The Option Earner may terminate this Agreement at any time prior to exercising all, or any stage of, the Option by giving 5 days' advance written notice to that effect to the Option Grantor and, on receipt of such notice by the Option Grantor and expiry of such notice period, this Agreement will be terminated and the provisions of Sections 10.06 and 10.07 will apply.

10.02 Termination by Expiry

If by any anniversary date of the Effective Date the Option Earner has failed to make all of the payments and expenditures and file all the reports set out in Section 3.02 due on that anniversary date, then this Agreement will expire and the provisions of Sections 10.06 and 10.07 will apply.

RAD

10.03 Termination by Exercise

If the Option Earner exercises the Option, then this Agreement will terminate and the Option Earner will have no liability to the Option Grantor under or in relation to this Agreement, except that the Option Earner will be required to perform any covenants under the Agreement the performance of which became due prior to the date of termination of this Agreement.

10.04 Termination for Default

If either party considers that the other party has defaulted under this Agreement (the purported defaulting party, the "Defaulting Party"), the "non-Defaulting Party" may give written notice to the Defaulting Party stating the specifics of the alleged default. If the Defaulting Party has failed to take reasonable steps to cure the default, has failed to dispute the notice of default or has failed to submit the matter of default to arbitration under Article 9 within 30 Business Days of such notice, then the other party may terminate this Agreement by giving the Defaulting Party written notice of such termination and the Defaulting Party will have no liability to the other party under or in relation to this Agreement except as provided in Sections 10.06 and 10.07.

10.05 No Other Termination

This Agreement may not be terminated by any party except as expressly provided in Sections 10.01, 10.03 or 10.04, or by expiry under Section 10.02.

10.06 Effect of Termination

Notwithstanding the termination of this Agreement:

(a) unless the Option is exercised, the Option Earner will remove from the Property any temporary structures, plant, equipment, machinery, tools, appliances and supplies belonging to the Option Earner within 180 days of termination;

(b) unless the Option is exercised, the Option Earner will fulfil the reclamation obligations required under any Applicable Laws, rules and regulations of public bodies having jurisdiction over the exploration, development or operation of the Property arising out of the Option Earner's activities on the Property;

(c) unless the Option is exercised, the Option Earner will have no interest in the Property;

(d) the Option Earner will have no obligation to continue to make any of the payments or Expenditures set out in Section 3.02 that have not yet been made as of the date of termination; and

(e) the indemnities contained in Sections 2.03 and 4.02 and the obligations of the Option Earner pursuant to Article 8 and all other provisions hereof necessary for the interpretation and enforcement thereof will remain in full force and effect.

RAD

10.07 Deliveries on Termination

Within 60 days after the termination or expiry of this Agreement, other than by exercise of the Option, the Option Earner shall:

(a) transfer legal title to the Mineral Rights comprised in the Property, and the Additional Property if any, to the Option Grantor; and

(b) deliver to the Option Grantor all data and other information with respect to the Property not already delivered to the Option Grantor.

ARTICLE 11 - NOTICE

11.01 Method

(1) Each notice, demand or other communication (the "**notice**") required or permitted to be given under this Agreement will be in writing and will be personally delivered or sent by facsimile transfer or some other similar form of electronic communications addressed as follows:

(2) If to the Option Earner, at:

Amarc Resources Ltd.
1020 – 800 West Pender Street
Vancouver, B.C. V6C 2V6

Attention: Company Secretary
Fax: 604-629-1216

(3) If to the Option Grantor, at:

W.A.M. Claim Service Inc.
479 – 4th Street
Courtenay, B.C. V9N 1G9

Attention: James Morris and Robert Morris
Fax: 250-• 897 - 3135 OR 867 . 873 5127

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day. If the party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by electronic communication.

RM

11.02 Amending Addresses

Either party may at any time and from time to time notify the other party in accordance with this Article 11 of a change of address, to which all notices shall hereafter be given to it until further changed.

ARTICLE 12 - GENERAL

12.01 Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto and supersedes and replaces any other agreement, arrangement or understandings, whether oral or written, express or implied, statutory or otherwise heretofore existing between the parties in respect of the subject matter of this Agreement. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

12.02 No Waiver of Breaches

No consent or waiver expressed or implied by either party in respect of any breach or default by the other in the performance by such other of its obligations hereunder will be deemed or construed to be a consent to or a waiver of any other breach or default.

12.03 Further Assurances

The parties will promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this Agreement or to record wherever appropriate the respective interests from time to time of the parties in the Assets.

12.04 Manner of Payment

All payments to be made to any party hereunder may be made by cheque or draft mailed or delivered to such party at its address for notice purposes as provided herein, or wire transferred for the account of such party to such bank or banks in Canada as such party may designate from time to time by written notice. Such bank or banks will be deemed the agent of the designating party for the purposes of receiving, collecting and receipting such payment.

12.05 Enurement

This Agreement will enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, other legal representatives, successors and permitted assigns.

12.06 Special Remedies

Each of the parties agrees that its failure to comply with the covenants and restrictions set out in Section 4.05 and Article 6 and 8 would constitute an injury and damage to

the other party impossible to measure monetarily and, in the event of any such failure, the other party will, in addition and without prejudice to any other rights and remedies at law or in equity, be entitled to injunctive relief restraining, enjoining or specifically enforcing the provisions of Section 4.05 and Article 6 and Article 8, as the case may be, and any party intending to breach the provisions of 4.05 and Article 6 and Article 8 hereby waives any defence it may have in law to such injunctive or equitable relief.

12.07 Remedies Cumulative

The right and remedies of the parties under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that party may be entitled.

12.08 Time of the Essence

Time is of the essence of this Agreement.

12.09 Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and same instrument.

12.10 Facsimiles, Etc.

Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF the parties have execute this Agreement.

AMARC RESOURCES LTD.

By: ______________________
Name: BOB DICKINSON
Title: CHAIRMAN

W.A.M. CLAIM SERVICE INC.

By: ______________________
Name: R.G MORRIS
Title: PRESIDENT

By: ______________________
Name: J.H. MORRIS
Title: DIRECTOR

RHD

SCHEDULE A

THE PROPERTY

Tenure Number	Owner Miner No.	Free Licence		Map Number	Good to Date (y/m/d)	Area (ha)
522451	118937	(100%)	*	093K	2009/Dec/31	223.339
545541	205931	(100%)	**	093K	2009/Dec/31	223.282
545542	205931	(100%)	**	093K	2009/Dec/31	167.504
545543	205931	(100%)	**	093K	2009/Dec/31	111.704
545544	205931	(100%)	**	093K	2009/Dec/31	130.295
545545	205931	(100%)	**	093K	2009/Dec/31	148.983
545546	205931	(100%)	**	093K	2009/Dec/31	93.906
					Total =	1099.013

* 118937 = Keith P. Morris in trust for W.A.M. Claim Service Inc.
** 205931 = W.A.M. Claim Service Inc.

RAD